Asia Pacific Wire & Cable Corporation Announces First Quarter 2012 Results

TAIPEI, Taiwan, June 14, 2012 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in selected Asia-Pacific markets, today announced consolidated financial results for the three months ended March 31, 2012.

First Quarter Ended March 31, 2012 Financial Highlights::

  Revenues were $98.3 million, a decrease of 19.3% from $121.8 million in Q1 2011
  Gross profit was $9.0 million, a decrease of 30.4% from $13.0 million in Q1 2011
  Gross profit margin was 9.2%, compared with 10.6% in Q1 2011
  Net income attributable to APWC shareholders was $0.8 million, a decrease of 69.4% from $2.7 million in Q1 2011
  Basic and diluted earnings per share was $0.06, a decrease of 70.0% from $0.20 in Q1 2011
  $57.6 million in cash and cash equivalents at March 31, 2012

Our first quarter 2012 results were adversely impacted by the severe flooding in Thailand that forced the temporary closure of many businesses in Thailand, including our Siam Pacific operations, reducing our sales for the quarter and resulting in a direct charge reflected in our operating results of approximately $0.7 million.

Our Siam Pacific manufacturing facility in Thailand was fully rehabilitated in April 2012 and is now functioning at full operating capacity.

Financial Summary

$million USD, except EPS	Q1 2012	Q1 2011	% Change
Net Sales	$98.3	$121.8	-19.3%
Gross Profit	$9.0	$13.0	-30.4%
Selling, General and Administrative Expenses	$7.9	$7.1	+11.4%
Operating Income	$0.4	$5.9	-93.0%
Net Income	$0.8	$2.7	-69.4%
EPS	$0.06	$0.20	-70.0%

First Quarter 2012 Results

Revenues for the three months ended March 31, 2012 were $98.3 million, a 19.3% decrease from $121.8 million in the year-ago period, primarily attributable to a decrease in the sales of copper based products from the Company's Siam Pacific facility which has been undergoing restoration work resulting from the flooding in Thailand in 2011. APWC sold approximately 9.7 million tons of products in the first quarter of 2012 compared to 10.6 million tons in the first quarter of 2011. Sales of distributed products increased by approximately 1.1 million units year over year, primarily attributable to increased trading from the Company's Charoong Thai Wire facility.

Gross profit for the first quarter of 2012 decreased 30.4% to $9.0 million from $13.0 million in the year-ago period, representing gross margins of 9.2% and 10.6%, respectively. These decreases were primarily attributable to lower sales volumes in part due to flooding at the Company's Siam Pacific facility.

Selling, general and administrative expenses for the first quarter of 2012 increased 11.4% to $7.9 million from $7.1 million, primarily attributable to a payout of pension to employees at the Company's Charoong Thai Wire facility. Operating income decreased to $0.4 million for the three months ended March 31, 2012 from $5.9 million in the corresponding period of 2011. The Company recorded a $0.7 million charge in the first quarter of 2012 related to the flooding in Thailand.

Net income attributable to APWC shareholders was $0.8 million for the first quarter of 2012 compared to $2.7 million in the corresponding period in 2011. Net income per basic and diluted share was $0.06 for the period, compared to $0.20 in the first quarter of 2011. The basic and diluted weighted average shares outstanding were 13.8 million for both periods.

Financial Condition

As of March 31, 2012, APWC had $57.6 million in cash and cash equivalents, $1.0 million in unrestricted short-term bank deposits, and $12.9 million in restricted short-term bank deposits, totaling $71.5 million, compared to cash and cash equivalents and unrestricted and restricted bank deposits totaling $91.2 million as of December 31, 2011. This decrease was primarily attributable to a decrease in accounts receivable collected at the Company's Siam Pacific facility in Thailand, which has been under restoration since the 2011 flood damage.

Total current assets were $294.6 million as of March 31, 2012 compared to $288.7 million at December 31, 2011. Working capital was $176.5 million as of March 31, 2012, as compared to $171.0 million at December 31, 2011. Shareholders' equity attributable to APWC was $150.9 million at March 31 2012, compared to $146.5 million at December 31, 2011. Net book value per share increased to $10.91 as of March 31, 2012 from $10.59 per share at December 31, 2011.

APWC used $5.5 million in cash from operating activities during the first quarter of 2012 compared to $22.6 million in cash generated from operations as of December 31, 2011. This was primarily due to higher inventories and accounts receivable, partially offset by an increase in accounts payable. Accounts receivable was $104.5 million at March 31, 2012, representing 98 average days sales outstanding, compared to $98.3 million and 92 average days sales outstanding at December 31, 2011. Trust receipts were $25.2 million as of March 31, 2012, compared to $39.0 million at December 31, 2011, primarily attributable to a decrease in copper purchases as a result of reduced sales from the Company's Siam Pacific factory.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand , China , Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com. Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

-Financial Tables Follow-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In thousand of US Dollars)

	As of 31 March, 2012 (Unaudited)	As of 31 December, 2011 (Audited)
ASSETS

Current assets:
Cash and cash equivalents	$ 57,609	$ 76,672
Unrestricted short-term bank deposits	973	2,529
Restricted short-term bank deposits	12,868	12,024
Accounts receivable, net of allowance for doubtful accounts	104,474	98,329
Amounts due from related parties	4,499	5,227
Inventories
Distributed products	7,869	2,243
Finished products	36,331	35,786
Work-in-progress	23,525	16,434
Raw materials and supplies	31,119	24,552
	98,844	79,015

Deferred tax assets	5,413	5,185
Prepaid expenses	6,540	7,157
Other current assets	3,423	2,559
Total current assets	294,643	288,697

Property, plant and equipment:
Land	6,161	5,964
Land use rights	2,911	2,900
Buildings	51,045	49,749
Machinery and equipment	123,194	118,984
Motor vehicles	4,296	4,203
Office equipment	6,699	6,675
Construction in progress	2,825	2,547
	197,131	191,022
Accumulated depreciation and amortization	(153,058)	(148,108)
	44,073	42,914

Investments	637	618
Investments in equity investees	4,450	4,435
Other assets	100	108
Deferred tax assets	539	517
	5,726	5,678

Total assets	$ 344,442	$ 337,289

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In thousand of US Dollars)

	As of 31 March, 2012 (Unaudited)	As of 31 December, 2011 (Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank loans and overdrafts	$ 39,512	$ 52,813
Accounts payable	37,100	22,148
Accrued expenses	10,734	10,737
Amounts due to related parties	13,048	14,693
Short-term loans from the immediate holding company	1,732	1,732
Income tax liabilities	10,749	9,835
Other current liabilities	5,270	5,783
Total current liabilities	118,145	117,741
Non-current liabilities:

Other liabilities	4,059	3,678
Deferred tax liabilities	1,181	1,181
Total liabilities	123,385	122,600

APWC shareholders' equity: Common stock, $0.01 par value: Authorized shares of 50,000,000 shares at March 31,2012 and December 31, 2011
Issued and outstanding shares -- 13,830,769 shares	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	35,378	34,545
Accumulated other comprehensive income	3,886	286
Total APWC shareholders' equity	150,943	146,510
Non-controlling interests	70,114	68,179
Total shareholders' equity	221,057	214,689

Total liabilities and shareholders' equity	$ 344,442	$ 337,289

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In thousand of US Dollars)

	Three Months Ended Mar 31 2012	Year Ended (Unaudited) 2011

Net sales
Manufactured products	$ 91,348	$ 109,861
Distributed products	6,882	5,806
Supply, delivery and installation of wires and cables	94	6,134
	98,324	121,801
Costs of sales
Manufactured products	(84,424)	(96,592)
Distributed products	(6,098)	(5,767)
Supply, delivery and installation of wires and cables	(113)	(6,164)
Inventory impairment	1,342	(308)
	(89,293)	(108,831)
Gross profit	9,031	12,970

Selling, general and administrative expenses	(7,894)	(7,087)
Recovery for doubtful accounts	(51)	5
Charges related to flooding	(672)	−
Income from operations	414	5,888

Exchange gain (loss), net	916	119
Interest income	551	306
Interest expenses	(449)	(805)
Share of net loss of equity investees	15
Other income, net	883	274
Income from before income taxes	2,330	5,782
Income taxes	(1,049)	(1,994)
Net income (loss)	1,281	3,788
Net income attributable to non-controlling interests	(448)	(1,065)
Income (loss) attributable to APWC	$ 833	$ 2,723

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (In thousand of US Dollars)

	Three-Month Period Ended March 31, (Unaudited)
	2012	2011
Net cash provided by (used in) operating activities	$ (5,559)	$ (6,152)
Net cash provided by (used in) investing activities	(438)	(40,072)
Net cash provided by (used in) financing activities	(14,313)	19,669
Effect of exchange rate changes on cash and cash equivalents	1,247	377
Net increase (decrease) in cash and cash equivalents	(19,063)	(26,178)

Cash and cash equivalents at beginning of period	76,672	63,217
Cash and cash equivalents at end of period	$57,609	$37,039

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Contact:
　  Company Contact：
  Asia Pacific Wire & Cable Corporation Limited
  Mr. Frank Tseng, CFO
  Phone: +886-2-2712-2558 ext. 66
  Email: frank.tseng@apwcc.com
  Web:   http://www.apwcc.com

　  Investor Relations Contact：
  MZ Group
  Mr. Scott Powell, Senior Vice President
  Phone: +1-212-301-7130
  Email: scott.powell@hcinternational.net
  Web:   http://www.mz-ir.com